OFFERING MEMORANDUM DATED OCTOBER 20, 2021



Infinite Composites, Inc.
10738 E. 55th Place,
Tulsa, Oklahoma 74146
www.infinitecomposites.com

SPV Interests Representing
Up to $1,070,000 Worth of Nonvoting Common Stock

Minimum investment: $100

Infinite Composites, Inc., ("Infinite Composites," "the Company," "we," or "us"), is offering up to $1,070,000 worth of its Nonvoting Common Stock, par value $0.0001 (the "Nonvoting Common Stock"). The investment will be made through Infinite Composites CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The Company must reach its Target Amount of $100,000 by April 20, 2022. Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering by April 20, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to April 20, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than $1,070,000. Previous investors for whom the Company has accepted subscriptions, will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Infinite Composites is a designer, developer, and manufacturer of liner-less all-composite pressure vessels ("CPVs") for high-pressure and cryogenic gas storage for industrial, transportation and aerospace applications. Infinite Composites was founded in October 2010, and recently underwent a corporate transition from an Oklahoma limited liability company to a Delaware corporation incorporated on September 10, 2020. Infinite Composites operates out of Tulsa, Oklahoma. Investments in this offering will be made through Infinite Composites CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our Mission

Infinite Composites is focused on creating the most efficient gas storage systems in the known universe.

Exploring space is expensive. Although great strides have been made in aerospace technologies in recent years, it still costs approximately $150 million to get into low-earth orbit (LEO) for today's launch vehicles. The cost of a launch vehicle reaching LEO is directly linked to its weight – and today, the price per kilogram (kg) to reach LEO is approximately $8,888 per kg.

Fuel tanks are a large part of the weight of these launch vehicles. For example, lunar lander and satellite fuel tanks make up over 50% of the weight of the units as a whole. This problem is further exacerbated by fuel tank designs that, in our opinion, are suboptimal. Many existing tanks use metallic liners, which can increase the mass of a tank by 40%, the cost of producing a tank by 50%, and the lead time to produce a tank by 80%.

While liner-less fuel tanks have existed since the early 2000's, when our Company was founded, there were no liner-less fuel tanks that were capable of high-pressure gas storage. Identifying a need for this in the marketplace and the benefits that could be realized from such a product for companies in the aerospace industry and beyond, we began working on a solution.

The result was Infinite Composites developing the world's first liner-less composite pressure vessel for high pressure gas storage - the *Infinite Composite Pressure Vessel (iCPV™)*. Using nano scaled materials and additive manufacturing processes, we believe our designs have created the optimal solution for compressed and cryogenic fluid storage.

We have been awarded 7 patents on our iCPV™, and as of the end of 2020, we have delivered 26 units of our iCPV™ to customers, representing approximately $4,000,000 in value. Our growth has been on an upward trend, having delivered over 30 additional units since the end of 2020.

Additionally, due to our achievements in designing, engineering, and manufacturing fuel tank pressure vessels, companies have been seeking out our expertise for their own projects, hiring our Company to provide engineering and design assistance on specific projects, such creating prototype fuel tanks for custom applications.

The Company's accomplishments with its iCPV™ product have provided the Company both with a core product that the Company believes is superior to the competition, as well as a reputation in the industry as an expert in pressure vessel fuel tanks – each of which the Company believes will help fuel growth for the Company going forward.

Our Products and Services

Infinite Composite Pressure Vessel (iCPV™)

The Company's primary product is the *Infinite Composite Pressure Vessel (iCPV™)* - a Type V (liner-less) pressure vessel that provides the, to our knowledge, the best volume to weight ratio of any composite vessel for high-pressure gas storage on the market, providing 3,000+ pounds per square inch (psi).

Our iCPV™ is a simplified all-composite design that allows our customers to take advantage of the maximum fuel storage capacity at the lowest possible weight. Traditional liners take up valuable storage space and add unnecessary mass since the composite wrap accounts for 90-100% of what is calculated for taking the loads. For users who need to maximize fuel in a given space or who are highly weight-sensitive, the iCPV™ is the ideal choice.

Eliminating the liner provides up to 10% more usable volume in the same space as other composite tanks and can reduce weight by 90% compared to traditional metallic vessels. The additional volume allows users to carry more fuel per trip, thereby reducing operating costs and often reducing the initial capital expenditures for a project.

The iCPV™ can be customized for a variety of applications, and has demonstrated utility for uses in spacecraft, aviation, maritime, and ground transportation. Our proprietary manufacturing methods allow for the most interior layer materials to be customized in order to withstand hazardous materials (chemicals or gases) that often corrode or fatigue metal or plastic liners.

Our iCPV™ was launched in 2013, and since then, it has passed through multiple customer audits, has been awarded 7 patents, we have delivered over 60 units delivered as of the date of this Memorandum.

Each iCPV™ unit is sold for approximately $10,000 to $50,000, depending on the size of the iCPV™ unit required. All sales the Company has made to date have been via one-time, non-recurring purchase orders. Recurring purchase orders for such parts are common in our industry, however, and we expect that we may enter into agreements with customers in the future that will be binding and obligate such customers to buy a certain number of units on a recurring basis (for example, 6 units per quarter).

Design and Engineering Services

As stated above, the Company provides design and engineering services for other companies in the aerospace and ground transportation sectors. Most often, the Company is hired to design and manufacture a prototype for a client, such as creating a specific custom prototype fuel tanks for a particular launch vehicle design. The Company is paid on a project basis for these services and is compensated for any costs associated with creating a prototype.

Often, clients that engage our Company will agree that, if they approve our prototype, that they will place an order with us to manufacture the product we have created for them. As we continue to grow this aspect of our business, we hope that this will become a greater source of revenue for us in the future.

Market

According to a report published by MarketWatch in July 2021 on the pressure vessels market, the Global Pressure Vessels Market was valued at approximately $172.64 billion in 2020 and is expected to reach $242.12 billion by 2027 with a healthy growth rate of more than 4.95% over the forecast period 2021-2027. Growth of end-use industries, especially chemical and petrochemical, coupled with increased awareness regarding regulation standards in heavy usage industries, are driving the growth of Pressure Vessels market.

Competition

As a comparatively early-stage company, we face competition from large, well-capitalized companies that create pressure vessels, either exclusively or as a part of their business, such as Quantum Fuel Systems, Hexagon Lincoln, Cimarron, HyPer Comp, Luxifer, Northrop Grumman, Aerojet Rocketdyne, Cobham, Steelhead Composites, and Worthington Industries. Each of these companies creates pressure vessels using an internal liner. We are aware of two other companies - Scorpius Launch Services and Composite Technology Development – that produce liner-less pressure vessels with a composite structure (as opposed to metal). All of these companies have been in existence for longer than our Company, and most of these companies have significantly greater resources than our Company.

Our Competitive Advantage

We believe our primary competitive advantage is the quality and performance of our iCPV™ compared to the competition. The iCPV™ is 22% more efficient than 133 of the best composite pressure vessels that currently exist in the market, based on our own internal testing and measured in PV/W (i.e., burst pressure in psi*in3 of tank volume / tank weight in pounds).

Customers

Our primary customer traction is with new entrants to the commercial space industry, with the lion's share of inquiries from smaller spin-offs and new startups. These organizations are seeking any advantages they can to increase payload capacity or shorten development timelines and have sought our iCPV™ to assist them in this effort.

As stated above, we have delivered over 60 units to over 30 customers in the aerospace, industrial gas, and transportation sectors. Our customers have included some of the largest launch vehicle manufacturers in the world.

Manufacturing

Infinite Composites' headquarters in Tula, Oklahoma is a 11,000+ square-foot facility that hosts a variety of research, analysis, fabrication and production equipment that is owned by our Company, allowing us to take products from concept to commercialization and manufacture production orders ranging from 50-1,000 units (depending on unit size).

The Company's manufacturing equipment at its headquarters includes:
- 1 McClean Anderson Super Hornets with FlexWind
- 8 Bobbin Electronic Tensioners
- 1 Wisconsin Programmable Curing Oven up to 30" (0.76m) diameter and 120" (3m) length
- 4 channel data logging capabilities
- 9 custom rotisseries
- Hot box for A-staging (11' x 12' x 8')

General fabrication capabilities of our facilities include:
- Bolton Mill-Drill-Lathe
- Digital Readouts
- Klutch MIG/Stick welder
- Wasp 3MT 4.0 Pellet Fed FFF Printer (1 meter x 1 meter x 1.2-meter print volume)
- 3 SeeMeCNC Boss Delta FFF Printers
- 2 SeeMeCNC Artemis Delta FFF Printers
- Custom casting equipment
- Vacuum bagging

The Company manufactures all of its products at these facilities located at its headquarters, and is AS9100D certified to design, develop, and manufacture advanced composite pressure vessels and structures Quality Management Systems. AS9100 is a widely adopted and standardized quality management system for the aerospace industry overseen by the Society of Automotive Engineers and the European Association of Aerospace Industries. AS9100D specifically relates to Aviation, Space, and Defense Organizations.

Suppliers

Toray Composites Materials America, Inc. supplies the Company with the majority of its industrial and aerospace carbon fiber for manufacturing its products. We purchase materials from this supplier on a purchase order basis, and do not have a binding contract with this supplier.

Litigation

Infinite Composites is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

The Company uses the business address of 10738 E. 55th Place, Tulsa, Oklahoma 74146l, which serves as its headquarters.

The Company's headquarters serve as its operational and management hub as well as its manufacturing facility. The Company owns a number of pieces of equipment related to manufacturing its products, including the following:

- McClean Anderson Super Hornet Filament Winder (4M) (Owned)
- Wisconsin Oven (Owned)
- Wasp 3MT 4.0 Pellet Fed FFF Printer (Owned)
- 3 SeeMeCNC Boss Delta FFF Printers (Owned)
- 2 SeeMeCNC Artemis Delta FFF Printers (Owned)
- GaLiSo NPT 15000 Hydrostatic Tester (Owned)
- GaLiSo 6000 psi Hydrostatic Cycle Tested
- 20' x 8' x 8' Custom Blast Chamber

Intellectual Property

The Company holds a number of patents.

The Company's United States patents that have been issued as of the date of this Offering Memorandum include:

Patent Number	Title	Date of Issuance
US 11,015,761 B1	Composite pressure vessel for gas storage and method for its production	May 25, 2021
US 10,563,818	Basalt-based pressure vessel for gas storage and method for its production	February 18, 2020
US 2019/0024848 A1	Integrated composite mounting Structure for use in pressure Vessels and pressure vessel Systems	January 24, 2019
US 10,054,263 B1	Basalt-based pressure vessel for gas storage and method for its production	August 21, 2018
US 8,932,695 B1	BASALT-BASED	January 13, 2015

	PRESSURE VESSEL FOR GAS STORAGE AND METHOD FOR ITS PRODUCTION	
US 9,429,272 B1	Basalt-based pressure vessel for gas storage and method for its production	August 30, 2016

The Company has also been awarded a Canadian Patent – "Integrated composite mounting structure for use in pressure vessels and pressure vessel systems", which was issued on June 2, 2020. (CA3009071C)

Finally, the Company has one pending patent application in the European Patent Office: "Integrated composite mounting structure for use in pressure vessels and pressure vessel systems", filed on January 3, 2017. (EP3397892A1).

Each of the patents above were originally granted to employees of the Company's predecessor entity, "CleanNG, LLC", and were subsequently assigned to CleanNG. On or about September 1, 2020, the CleanNG converted into a Delaware corporation under the name "Infinite Composites, Inc.", and all of the assets of CleanNG, became assets of the Company, including the intellectual property listed above.

The Company has not filed for a trademark with the USPTO for its company name (Infinite Composites) nor its primary product, the Infinite Composite Pressure Vessel (iCPV™). However, the Company believes it has a claim for a common law trademark on both the Company name and the iCPV name.

We have also identified five additional technology areas within our production process which we believe are protectable and have significant utility. We have also secured a perpetual, non-exclusive, royalty-free license to a variety of filament winding technologies which have been optimized by a veteran NASA composite pressure vessel expert from Marshall Space Flight Center.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are relatively early-stage company and have a limited operating history on which to evaluate our performance.

Infinite Composites began its operations in October 2010 (under CleanNG, LLC), and only recently converted into a Delaware corporation. We started delivering our primary product to customers in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated sufficient revenues to consistently sustain operations and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Infinite Composites' product offerings are relatively new in an established industry.

Our principal product relies on relatively new developments in pressure vessel design and technology. We believe that our products and technology are advantageous to our customers. However, we may encounter reluctance on the part of our customers to change how they are doing business. If we are not able to convince our customers of the benefits of our new product, we may not be successful.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, R. Matt Villarreal, our Chief Operating Officer, Michael T. Tate, our

Treasurer and VP of Finance, John Phan, our VP of Engineering, Jeff Sevart, our VP of Strategic Development, Thom Howell, and our VP of Operations, Shelby Eugene Griffin. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Unsatisfactory safety performance of our pressure vessels could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated pressure vessels that depend on complex technology. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our iCPV product, as well as prototypes we are engaged to create, meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delays for fulfilling purchase orders, or our inability to deliver products altogether. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property could have a material adverse effect on our business, financial condition and results of operation.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our manufacturing operations are contained entirely out of a single facility – our headquarters in Tulsa, OK. Any significant interruption due to any of the above hazards to the manufacturing at this facility, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, or disagreements with the owners of the land on which our facilities are located, could result in manufacturing delays or the delay or cancellation of orders we receive for our products, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. We may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

The aerospace industry is highly regulated. Complications related to aerospace regulations may adversely affect the Company.

The aerospace industry is highly regulated in the U.S. by the Federal Aviation Administration, or FAA, and in other countries by similar regulatory agencies. We must be certified by these agencies and, in some cases, by individual OEMs in order to engineer, produce and service systems and components used in specific aircraft models. If material authorizations or approvals were delayed, revoked or suspended, our business could be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened, in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

We face risks of cost overruns and losses on fixed-price contracts.

We sell our products under firm, fixed-price contracts providing for a fixed price for the products regardless of the production or purchase costs incurred by us. The cost of producing products may be adversely affected by increases in the cost of labor, materials, fuel, outside processing, overhead and other factors, including manufacturing inefficiencies. Increased production costs may result in cost overruns and losses on contracts.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We may be unable to adequately protect or enforce our intellectual property rights.

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. As patents expire, we could face increased competition, which could negatively impact our operating results. Infringement of our intellectual property and other proprietary rights by a third party could result in uncompensated lost market and revenue opportunities. We cannot be certain that the measures we have implemented will prevent our intellectual property from being improperly disclosed, challenged, invalidated, or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. For example, competitors may avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. We may need to spend significant resources monitoring and enforcing our intellectual property rights and we may not be aware of or able to detect or prove infringement by third parties. Our ability to enforce our intellectual property rights is subject to litigation risks, as well as uncertainty as to the protection and enforceability of those rights in some countries. If we seek to enforce our intellectual property rights, we may be subject to claims that those rights are invalid or unenforceable, and others may seek counterclaims against us, which could have a negative impact on our business. In addition, changes in intellectual property laws or their interpretation may impact our ability to protect and assert our intellectual property rights, increase costs and uncertainties in the prosecution of patent applications and enforcement or defense of issued patents, and diminish the value of our intellectual property. If we do not protect and enforce our intellectual property rights successfully, or if they are circumvented, invalidated, or rendered obsolete by the rapid pace of technological change, it could have an adverse impact on our competitive position and our operating results.

Our employees, consultants and other parties are subject to confidentiality obligations, but this protection may be inadequate to deter or prevent misappropriation, theft, misuse, disclosure, loss or destruction of our proprietary information and/or infringement of our intellectual property.

For example, employees and former employees, in particular former employees who become employees of our competitors, may misappropriate, use, publish or provide to our competitors, customers or other third parties our intellectual property or other proprietary information. Similarly, we provide access to certain of our intellectual property and other proprietary information to our direct and indirect customers and certain of our consultants who may wrongfully use or disclose such intellectual property or information. Any of these events could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives, cause us to lose business, damage our reputation, subject us to legal or regulatory proceedings, cause us to incur other loss or liability and otherwise adversely affect our business.

Third parties may claim that one or more of our products or services infringe their intellectual property rights.

Regardless of the merit of such claims, any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming to defend and resolve due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, require us to redesign our products, which would be costly and time-consuming, or subject us to significant damages or to an injunction against the development and sale of certain of our products or services. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In addition, we may face claims based on the theft or unauthorized use or disclosure of third-party trade secrets and other confidential business information. Any such incidents and claims could severely harm our business and reputation, result in significant expenses, harm our competitive position, and prevent us from selling certain products, all of which could have a significant adverse impact on our business and results of operations.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our existing product – the iCPV – as well as innovating and manufacturing new products and prototypes, both for ourselves and for our clients. If for any reason we are unable to manufacture iCPVs or new pressure vessel designs, this could have a material adverse effect on our business, financial condition and results of operations. If our current products do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays and harm to our reputation, and could have a material adverse effect on our business, financial condition and results of operations. Further, if we are not able to adapt to new technologies and anticipate customers' demands in this rapidly evolving industry, we may not be able to survive in the long-term in this industry.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of aerospace products (such as pressure vessels) as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations, facilities, or team members to support such growth. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results, and could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for our products.

Because our business is currently concentrated on a single, discretionary product category – pressure vessels for aerospace and other transportation applications - we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability.

During such periods, overall spending in the aerospace industry could decline. If such business and economic conditions are experienced in future periods, this could reduce our sales and adversely affect our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Any product liability, warranty, contractual or other claims may harm our business or otherwise adversely affect our financial condition.

We are exposed to potential product liability risks that are inherent in the design, manufacture and sale of our products. Our products are complex and may contain defects, errors, or experience failures or unsatisfactory performance, due to any number of issues, including issues in materials, design, fabrication, packaging and/or use within a system or item of equipment. Further, because of the complexity of our products, defects or errors might only be detected when the products are in use. Development of new products increases complexity and adds risk to manufacturing reliability and increases the likelihood of product defects or errors. Risks associated with product defects are exacerbated by the fact that our customers typically integrate our products into other equipment and systems. Failure of our products to perform to specifications, or other product defects, could lead to substantial damage to the products we sell to our customers, the equipment and/or systems into which our products are integrated and to the end users of such equipment/and or systems. Such defects could give rise to indemnification claims by our customers, which may result in significant costs. In addition, defects in our products could result in failure to achieve market acceptance, a loss of participation in customer programs, a shifting of business to our competitors, and litigation or regulatory action against us, and could harm our reputation, our relationships with customers and our ability to attract new customers, as well as the perceptions of our brands.

Moreover, the occurrence of defects may give rise to product liability claims, particularly if defects in our products or the products into which they are integrated result in personal injury or death, and could result in significant costs, expenses and losses. For example, we may be exposed to potential liability for personal injury, property damage or death as a result of the failure of one of our products. If a product liability claim is brought against us, the cost of defending the claim could be significant, and could divert the efforts of our technical and management personnel and harm our business, even if we are successful. We may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses.

While we would vigorously defend ourselves in connection with these matters, we cannot assure you that the costs, charges and liabilities associated with these matters will not be material. Further, while we have liability insurance for certain risks, our insurance may not cover all liabilities, including potential reputational impacts. Additionally, insurance coverage may not be available in the future on acceptable terms or at a cost acceptable to us. The above is exacerbated by the fact that our products may be used, and perform critical functions, in various high-risk applications such as aerospace. Accordingly, defects in our products could have an adverse impact on us, on our customers and the end users of our customers' products. If any of these risks materialize, there could be a material adverse effect on our business, results of operations and financial condition.

Adverse publicity stemming from any incident involving us could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company or its products. If our products were to be involved in a public incident, accident or catastrophe this could create an adverse public perception our Company and result in decreased customer demand for our Company's products, which could cause a material adverse effect on our business, financial conditions and results of operations. Spaceflight in particular is an inherently risky activity that can lead to accidents or catastrophes – some of which could impact human life. If our products were in use in a catastrophe, even if our product was not at fault, we could suffer reputational harm – and if we are at fault, we could face legal liability. Either could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on general economic conditions.

Our business model is dependent on our customers being able to finance their own operations in the commercial space industry. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will struggle to reach its growth potential.

Infinite Composites is seeking to raise up to $1,070,000 in this offering and may close on any investments that are made after reaching its target of $100,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

<u>Risks Related to the Securities and the Offering</u>

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all

Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Investors in this Offering will have no voting rights, and no ability to control the activities of the Company.

The shares of Nonvoting Common Stock we are offering are non-voting. As such, you will have no ability to control the activities of the Company. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. Investors should be aware that they are relying on the management and voting shareholders of the Company to direct the Company's operations.

Other investors in our Company have additional rights and are entitled to receive additional benefits than those being offered to investors in this Offering.

Holders of the Company's Series A Preferred Stock have certain rights and preferences that are not available to holders of Nonvoting Common Stock that investors in this Offering are being offered. For example, our Series A Preferred Stock has a liquidation preference over the shares of Common Stock of the Company, meaning that in the event of a liquidation, dissolution or winding up of the Company, or a sale of the Company, the Series A Preferred Stockholders will receive payment first, prior to holders of our Common Stock – and there is no guarantee there will be any remaining assets to distribute to holders of our Common Stock in such a situation. Further, the holders of our Series A Preferred Stock have preferential rights to receive dividends declared by the Company, and also have special voting rights with respect to approving large corporate transactions, such as a merger or sale of the Company. *See* "Description of Capital Stock" for further details. Investors should be aware of the rights associated with the securities they are purchasing in this Offering.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Infinite Composites CF SPV, LLC and with the money you pay, it will buy our Nonvoting Common Stock by becoming a member of Infinite Composites CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are applicable to the Nonvoting Common Stock of the Company, as set forth in the Company's Amended & Restated Certificate of Incorporation. However, it may not always be possible to replicate those rights exactly because the SPV is a limited liability company, as opposed to a corporation, which are subject to different rules and regulations under Delaware law. This sort of arrangement has not been used many times for investing before, and there may be unforeseen risks and complications resulting from this arrangement for investors in this offering. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Winding up of a SPV complying with Regulation Crowdfunding has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Officers:				
R. Matt Villarreal	Chief Executive Officer	35	October 1, 2010	Full Time
Michael T. Tate	Chief Operating Officer	34	October 1, 2010	Full Time
John Phan	Treasurer, VP of Finance	46	September, 2020	Full Time
Directors:				
R. Matt Villarreal	Chairman of the Board	35	October 1, 2010	Full Time
Michael T. Tate	Board Member	34	October 1, 2010	Full Time
Lance Adams	Board Member*	58	March 1, 2016	0.5 hours
Robbie Wright	Board Member*	45	March 1, 2016	0.5 hours
Jim Cantrell	Board Member	56	September 12, 2019	0.5 hours
Significant Employees:				
Efren Luevano	Senior Engineer	33	July 1, 2012	Full Time
Jeff Sevart	VP of Engineering	60	February 22, 2021	Full Time
Thom Howell	VP of Strategic Development	63	May 28, 2021	Full Time
Shelby Eugene Griffin	VP of Operations	63	July 12, 2021	Full Time

*Indicates Directors elected to the Board by holders of the Company's Series A Preferred Stock, who collectively have the right designate two individuals as members of the Company's Board of Directors.

R. Matt Villarreal, Chief Executive Officer and Director
Robert Matthew "Matt" Villarreal is the Chief Executive Officer and Chairman of the Board of our Company. Mr. Villarreall co-founded the Company in 2010 with Michael T. Tate and has served as an officer and director of the Company since its inception. An entrepreneur and inventor, Mr. Villarreal is a lead inventor on 7 patents in the field of high pressure and cryogenic gas storage, as well as composite structures. He has co-authored numerous technical papers, has had his work published in technical journals, and has presented as an expert at numerous technical conferences. In his role as Chief Executive Officer of our Company, he leads technology and product development endeavors, as well as fundraising activities. He is a Graduate of Oklahoma State University, where he earned his B.S. in Entrepreneurship and Emerging Enterprises in 2010.

Michael T. Tate, Chief Operating Officer and Director
Michael T. Tate is a co-founder of the Company and has served as its Chief Operating Officer and a Director since its inception in 2010. As the Company's Chief Operating Officer, Mr. Tate manages business development, client relationships, projects, and oversees sales and research proposals with organizations such as NASA, the National Science Foundation (NSF) and the Oklahoma Center for the Advancement of Science and Technology (OCAST). He is a graduate of Oklahoma State University, where he received his B.A. in Advertising, Mass Communication & Media Studies in 2010.

John Phan, Treasurer, VP of Finance.
John Phan is an entrepreneur and corporate finance executive with experience in finance, strategy, and business development both within corporate and start-up environments. He first joined Infinite Composites in 2015, and has subsequently taken on increasing responsibility within the Company, becoming an executive officer in 2020. Prior to joining the Company, John was a co-founder of Qwiqq, a technology company that developed one of the first mobile peer-to-peer marketplaces for local goods and services. Qwiqq was featured as top ten app in the "New & Noteworthy" category in the Apple App Store in August 2011 and was subsequently acquired by a Singapore investor group. Prior to Qwiqq, John served as VP of Finance of the technology start-ups HDGiants and Optical Entertainment Network. John began his career in investment banking in the Debt Capital Markets group at RBC Capital Markets.

John attended the University of Victoria, where he received his B.Sc. in economics, mathematics, and statistics, and completed his M.A. in economics from the University of Western Ontario. He received his MBA in finance from the University of British Columbia in 2004.

Lance Adams, Director
Lance Adams is an experienced executive with a strong background in technology and science-based companies. Mr. Adams began his career with IBM in 1987 as a Technical Program Manager, and then became the CEO for Sign Builders of Texas, Executive Director for Electronic Billboard Technologies, and CEO of the technology start-ups Benerus Technologies and Sigma Imaging. From 2006 to present, Mr. Adams has served as a Board Member and Finance Chairman of Central Texas Angel Network, an angel investment group. He joined Infinite Composites in May of 2016 and advises and provides oversight on a wide variety of organizational growth and operational strategies. Mr. Adams has Materials Science & Engineering business degrees from MIT and The University of Texas, as well as a Masters in Science & Technology Commercialization from The University of Texas McCombs School of Business. Lance is an active real estate investor as well, having done real estate deals in Austin for the last 20 years.

Robbie Wright, Director
Robbie Wright is an experienced advisor and executive. Robbie was Co-Founder and CEO of Bounce Energy, a digitally-driven competitive retail energy business founded in 2008. In 2013, Bounce Energy was acquired by Direct Energy, and after the acquisition, Robbie remained at

Direct Energy and managed the Digital & Innovation Department as the company's youngest Vice President. Passionate about start-up companies, Robbie has helped businesses acquire customers through digital marketing for more than 16 years. He has been involved in three different startups that have successfully exited or are still growing and scaling today, and currently serves as an executive or director at several start-ups, in addition to Infinite Composites, which he joined in 2016. He is a graduate of the University of Texas at Austin, receiving a degree in Business and Finance, as well of the University of Texas at Austin - Red McCombs School of Business, where he graduated in 1998.

Jim Cantrell, Director
Jim Cantrell, the Company's Independent Board member, is a serial entrepreneur, mechanical engineer and road racer. He is the CEO and co-founder of Phantom Space Corporation, which seeks to build space transportation technology, and was founded in October 2019. After working at the French Space Agency CNES (Centre Nationale d'Études Spatiales) and the NASA Jet Propulsion Lab, he worked as an independent consultant to aerospace companies for fifteen years and was on the founding teams of SpaceX and Moon Express. He was the CEO and one of the co-founders of Vector Launch, which he started in 2016 and exited in August 2019, where he helped raise $100M in venture capital for the company and helped grow it to 180 employees. A mechanical engineer by profession, he is the author of twenty technical papers and worked on more than 46 satellite flight missions. Cantrell regularly participates in road racing.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

There are no beneficial owners of the Company's stock that own 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $100,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Team Buildout (New Hires)	20%	25%
Production Buildout (Property, plant, and equipment to expand manufacturing capacity)	10%	12%
Sales and Marketing (Customer acquisition, Brand recognition)	42%	44%
Working Capital (Salaries, General Operating Expenses)	5%	10%
Offering Expenses (Legal, Accounting)	15%	1%
Commissions (Spaced Ventures)	8%	8%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Infinite Composites is a designer, developer, and manufacturer of liner-less all-composite pressure vessels ("CPVs") for high-pressure gas storage for industrial, transportation and aerospace applications. Infinite Composites was founded in October 2010, and recently underwent a corporate transition from a limited liability company to a Delaware corporation incorporated on September 10, 2020. Infinite Composites operates out of Tulsa, Oklahoma.

Operating Results

Year ended December 31, 2020 compared to year ended December 31, 2019

Sales. The Company generated sales of $577,156 for the year ended December 31, 2020 compared to sales of $219,670 for the year ended December 31, 2019. The Company's 161% increase in sales in 2020 was primarily the result of new contracts. Sales were slightly offset by $37,967 in cost of sales for the year ended December 31, 2020, compared to $0 for the year ended December 31, 2019. Cost of sales expenses were incurred in 2020 in relation to the production of more deliverable units, which significantly increased in 2020 compared to 2019.

Operating Expenses. The Company incurred total operating expenses of $1,359,704 for the year ended December 31, 2020 compared to $992,952 for the year ended December 31, 2019. Operating expenses were primarily comprised of general and administrative expenses, professional fees, and salaries and wages. General and administrative expenses were $463,237 for the year ended December 31, 2020, compared to $143,581 for the year ended December 31, 2019. General and administrative expenses increased nearly threefold from 2019 to 2020 as a result of increased overhead costs from new IT infrastructure, enterprise resource planning and engineering software implementations, increased rent/utilities costs, as well as increased insurance costs. Salaries & wages comprised the biggest portion of the Company's operating expenses, totaling $659,808 for the year ended December 31, 2020 compared to $192,036 for the year ended December 31, 2019. Salaries and wages increased significantly in 2020 as the result of an expansion of the Company's workforce. The Company also incurred $198,910 in professional fees for the year ended December 31, 2020, compared to $19,258 for the year ended December 31, 2019. These fees in 2020 were incurred in connection with contract negotiations and the Company's conversion from an Oklahoma LLC into a Delaware corporation, which resulted in increased legal costs. Increases in general and administrative expenses, professional fees, and salaries and wages were offset by a significant decrease in research and development expenses, which decreased from $595,390 for the year ended December 31, 2019 to $15,121 for the year ended December 31, 2020. Research and development expenses decreased significantly in 2020 due to the Company's finalization of manufacturing processes for its core product portfolio that were still being developed in 2019.

Interest Expense. The Company recognized $129,202 and $94,747 in interest expense as of December 31, 2020 and 2019, respectively, relating to outstanding loans. As of December 31, 2020 and 2019, an aggregate $242,368 and $137,368 of accrued interest was outstanding on these loans.

Net Loss. As a result of the foregoing, the Company had a net loss of $771,999 for the year ended December 31, 2020 – a moderate decrease from its net loss of $868,020 for the year ended December 31, 2019.

Liquidity and Capital Resources

As of December 31, 2020, the Company had total assets of $115,803, $27,910 of which were comprised of cash and cash equivalents. The Company had a negative working capital of $1,975,432 as of December 31, 2020. The Company has begun generating revenues, but still requires the infusion of additional capital, including that from this Regulation Crowdfunding offering, for the continued viability of the business.

Indebtedness

Convertible Notes

As of December 31, 2020, the Company had $1,634,000 in outstanding principal balance on convertible notes payable. These notes accrue interest at 7% per year, and mature December 31, 2021. The notes are convertible at the lesser of 70% of the purchase price, or the quotient of dividing $6.5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $3 million). As of the date of this Offering, these notes are still outstanding.

During February 2021, the Company issued two additional notes payable for aggregate proceeds of $266,000, subject to the same conversion terms above.

As of December 31, 2020, the Company had $100,000 in outstanding principal balance on convertible notes payable. These notes accrue interest at 5% per year, and mature October 6, 2021. The notes are convertible at the lesser of 80% of the purchase price, or the quotient of dividing $6.5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $3 million in equity financing). As of the date of this Offering, these notes are still outstanding.

Promissory Notes

As of December 31, 2020, the Company had $225,000 in outstanding principal balance on notes payable. These notes accrue interest at 12% per year and mature in January 2024. The Company has been paying the accrued interest on these notes, paying an aggregate $24,000 during 2020. As of the date of this Offering, these notes are still outstanding.

SBA Loans

The Company also has one US SBA loan outstanding, consisting of a $59,400 EIDL loan maturing in May 2050.

Series A Preferred Stock Dividend Obligation

The Series A Preferred Stock includes an "accruing dividends" provision, which accrues cumulative dividends, whether or not declared, payable only when declared by the board of directors. Dividends are accrued at 18% on the stated original issue price of $1.00 per share. As of December 31, 2020, and aggregate $113,370 of Series A dividends had been accrued.

RELATED PARTY TRANSACTIONS

The Company has not undertaken any related party transactions.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
10/16/17	Section 4(a)(2)	Convertible Notes (Convertible into Series A Preferred Stock of the Company)	$2,000,000	$2,000,000	Working capital inclusive of payments to service providers and payments to officers, directors, and employees.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Infinite Composites is offering up to $1,070,000 and a minimum of $100,000 worth of its Nonvoting Common Stock at a price of $3.41 per share. The investment will be made through Infinite Composites CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $100,000 by April 20, 2022. Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering April 20, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to April 20, 2022, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise.

The minimum investment per investor is $100.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 10,000,000 of Voting Common Stock, par value $0.0001, 1,672,241 shares of Nonvoting Common Stock, par value $0.0001, and 5,000,000 shares of Preferred Stock, par value $0.0001, all of which are designated as Series A Preferred Stock. As of October 20, 2021, our outstanding shares were 2,757,346 shares of Voting Common Stock, 2,519,328 shares of Series A Preferred Stock, and 0 shares of Nonvoting Common Stock.

A summary is presented in the following table:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Voting Common Stock	10,000,000	2,757,346	115,000 (1)	7,127,654
Nonvoting Common Stock	1,672,241	0	0	1,672,241
Series A Preferred Stock	5,000,000	2,519,328	2,154,115 (2)	326,557

(1) Includes options granted to certain employees of the Company. There are a total of 479,952 shares of Voting Common Stock available for issuance under the Company's 2020 Stock Incentive Plan as of the date of this Offering Memorandum.
(2) Consists of shares issuable automatically upon the conversion of outstanding convertible notes of the Company upon a financing of the Company in which it receives proceeds of at least $3,000,000.

Common Stock

The terms of our Voting Common Stock and Nonvoting Common Stock are identical, except that our Nonvoting Common Stock is non-voting. As such, the following terms are applicable to both our Common Stock and Nonvoting Common Stock (referred to together as "Common Stock"), unless context indicated otherwise.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Series A Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors (with the exception of two directors of the Company that only Series A Preferred Stockholders may vote upon for election).

Holders of Nonvoting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Series A Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of our Series A Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

The Series A Preferred Stockholders are entitled to dividends at a rate of 18% per year, which accrues if unpaid – but shall be payable only if declared by the Board to the holders of the Series A Preferred Stock, or if dividends are declared to be paid to any other class of stock of the Company, or during a liquidation, dissolution, winding up of the Company, or certain merger or acquisition events.

The 18% per year that accrues in dividends payable to the Series A Preferred Stock is based on the "Series A Original Issue Price" – which is initially $1.00 per share of Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

Voting Rights

Holders of our Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, on an as-converted basis (i.e., assuming their conversion into Common Stock of the Company). Fractional votes are not permitted and if the conversion results in a fractional share, and in such case, the number of votes that may be cast will be rounded to the closest whole number.

Additionally, the Series A Preferred Stockholders are entitled to elect, as a separate class, two (2) directors of the Corporation.

Finally, while there are at least 629,857 shares of Series A Preferred Stock outstanding (subject to adjustment in the case of any splits or recapitalization), the Company may not, without the consent of the majority of the Series A Preferred Stockholders:

- liquidate, dissolve or wind up the Company;
- amend the Company's certificate of incorporation, bylaws, or any other document that adversely affects the rights of the Series A Preferred Stock;
- authorize any new classes of stock with equal or superior rights to the Series A Stockholders; or
- increase or decrease the number of authorized Directors of the Company.

Conversion Rights

Optional Conversion: Holders of Series A Preferred Stock may convert each share of Series A Preferred Stock at any time (subject to certain limited exceptions) into such number of fully paid and nonassessable shares of Voting Common Stock, determined by dividing the applicable Series A Original Issue Price for such shares of by the applicable Series A Conversion Price (initially, $1.00), as adjusted pursuant to certain anti-dilution protections for holders of Series A Preferred Stock (including, but not limited to, adjustments stock splits, combinations, issuances of additional shares of Common Stock, and issuances of convertible securities into shares of Voting Common Stock). No fractional shares of Voting Common Stock shall be issued upon conversion of the Series A Preferred Stock.

Mandatory Conversion: Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of proceeds, net of the underwriting discount and commissions, to the Company (a "Qualified IPO"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the majority of the Series A Preferred Stockholders all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Voting Common Stock, at the then effective conversion rate as set forth in the Company's Amended and Restated Certificate of Incorporation.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share an amount per share equal to the Series A Original Issue Price (initially, $1.00 per share) as adjusted for certain anti-dilution protections. If upon such a liquidation event the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified, then the assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to the Company's Amended and Restated Certificate of Incorporation.

Redemption Demand Right

Unless prohibited by Delaware law governing distributions to stockholders, the Company must redeem shares of Series A Preferred Stock at a price equal to the Fair Market Value (as determined in the Company's Amended and Restated Certificate of Incorporation) within 90 days upon request by the majority of the Series A Preferred Stockholders at any time on or after

January 1, 2022. Upon such a request, the Company must apply its assets to redeeming the Series A Preferred shares outstanding.

Further, if any shares of Series A Preferred Stock are not redeemed for any reason by the two-year anniversary of the initial request for redemption, all such unredeemed will accrue interest at 18% per year on the aggregate price to redeem such shares, with such interest to compound daily.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Nonvoting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the price of the offered securities internally based on internal cashflow projections and revenue multiples of comparable companies. The offering price and corresponding implied valuation is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or any notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

We have undertaken testing the waters prior to the filing of this Form C via our Company's page at www.spacedventures.com/InfiniteComposites. A copy of this webpage is included as an Exhibit to this Form C Offering Memorandum, as well as copies of certain email "testing the waters" email communications sent by the Company.

Annual reports

We have not filed annual reports as of the day of this Form C Offering Memorandum. Any annual reports will be posted on our website, at www.infinitecomposites.com, and will be filed within 120 days of the end of the fiscal year.

Compliance failure

The company and the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://spacedventures.com/InfiniteComposites.

Exhibits

1. Offering Memorandum and Financial Statements of Infinite Composites, Inc. and Financial Statements Infinite Composites CF SPV, LLC
2. Offering Page on SpacedVentures
3. "Testing the Waters" Offering Page on SpacedVentures
4. "Testing the Waters" Email Communications
5. Video Transcript
6. Amended & Restated Certificate of Incorporation



INFINITE COMPOSITES, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

INFINITE COMPOSITES, INC.

Years Ended December 31, 2020 and 2019

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management & Shareholders of Infinite Composites, Inc.
Tulsa, OK

We have reviewed the accompanying financial statements of Infinite Composites, Inc. ("Infinite Composites" or "the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
October 7, 2021

INFINITE COMPOSITES, INC.
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets	2020	2019
Current assets		
Cash and cash equivalents	$ 27,910	$ 144,467
Accounts receivable, net	61,081	-
Inventory	-	15,725
Total current assets	88,991	160,192
Propery & equipment, net	22,179	13,425
Deposits	4,633	4,633
Total assets	$ 115,803	$ 178,250

Liabilities and Shareholders' Equity (Deficit)	2020	2019
Current liabilities		
Accounts payable	$ 97,326	$ 9,414
Accrued expenses	298,097	153,451
Customer deposits	-	40,400
Loans payable, current	$ 1,669,000	1,531,000
Total current liabilities	2,064,423	1,734,265
Loan payable, net of current	359,400	-
Preferred dividends	113,370	-
Total liabilities	2,537,193	1,734,265
Members' Equity		
Preferred Series A - 5,000,000 shares authorized	252	252
2,519,328 shares issued & outstanding		
Common Stock - 10,000,000 shares authorized	276	247
2,757,346 and 2,470,048 shares issued & outstanding, respectively		
Additional paid-in capital	1,580,928	1,560,957
Accumulated deficit	(4,002,840)	(3,117,471)
Total shareholders' equity	(2,421,384)	(1,556,015)
Total liabilities and shareholderes' equity	$ 115,809	$ 178,250

See independent accountants' review report and accompanying notes to the financial statements.

-2-

INFINITE COMPOSITES, INC.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Sales	**577,156**	219,679
Cost of sales	**37,967**	-
Gross profit	**539,189**	219,679
Operating expenses		
General & administrative	**463,237**	143,581
Advertising expense	**12,497**	10,843
Depreciation	**4,246**	16,483
Professional fees	**198,910**	19,258
Salaries & wages	**659,808**	192,036
Travel	**5,885**	15,361
Research & development	**15,121**	595,390
Total operating expenses	**1,359,704**	992,952
Operating loss	**(820,515)**	(773,273)
Other income (expenses)		
Interest expense	**(129,202)**	(94,747)
Other income (expense)	**177,718**	-
Total other income (expense)	**48,516**	**(94,747)**
Net loss before income taxes	**(771,999)**	(868,020)
Provision for income taxes	**-**	-
Net income (loss)	**$ (771,999)**	$ (868,020)

See independent accountants' review report and accompanying notes to the financial statements.

-4-

INFINITE COMPOSITES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

| | Preferred Stock | | Common Stock | | Additional | Retained | |
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, December 31, 2018	2,519,328	$ 252	2,470,048	$ 247	$ 1,560,957	$ (2,249,451)	$ (687,995)
Net loss	-	-	-	-	-	(868,020)	(868,020)
Balance, December 31, 2019	2,519,328	252	2,470,048	247	1,560,957	(3,117,471)	(1,556,015)
Shares issued for cash	-	-	352,298	35	19,965	-	20,000
Preferred dividends accrue	-	-	-	-	-	(113,370)	(113,370)
Employee forfeitures	-	-	(65,000)	(6)	6	-	-
Net loss	-	-	-	-	-	(771,999)	(771,999)
Balance, December 31, 2020	2,519,328	252	2,757,346	276	1,580,928	(4,002,840)	(2,421,384)

See independent accountants' review report and accompanying notes to the financial statements.

-4-

INFINITE COMPOSITES, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net income	$ (771,999)	$ (868,020)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation & amortization	4,245	16,483
(Increase) decrease in assets:		
Accounts receivable	(61,081)	26,023
Inventory	15,725	(11,695)
Increase (decrease) in liabilities:		
Accounts payable	87,912	7,458
Accrued expenses	144,641	84,820
Customer deposits	(40,400)	40,400
Net cash provided by (used in) operating activities	(620,957)	(704,531)
Cash flows from investing activities		
Purchase of fixed assets	(13,000)	(8,432)
Net cash provided by (used in) investing activities	(13,000)	(8,432)
Cash flows from financing activities		
Proceeds from loans	665,100	-
Repayments of loans	(167,700)	-
Proceeds from sale of common stock	20,000	711,000
Net cash provided by (used in) financing activities	517,400	711,000
Net increase (decrease) in cash and cash equivalents	(116,557)	(1,963)
Cash and cash equivalents at beginning of year	144,467	146,430
Cash and cash equivalents at end of year	$ 27,910	$ 144,467
Supplemental Disclosure		
Interest paid	$ 24,000	$ -
Taxes paid	$ -	$ -

INFINITE COMPOSITES, INC.
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Infinite Composites, Inc. ("Infinite Composites" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

The Company was originally formed on October 1, 2010 as CleanNG LLC, an Oklahoma limited liability company, and is headquartered in Tulsa, Oklahoma. In August 2020, the Company adopted a plan of conversion and converted to a corporation on September 10, 2020, incorporated in the state of Delaware. The corporate conversion has been retrospectively reflected in these financial statements as of the earliest period presented. Infinite Composites specializes in the manufacturing of highly efficient light, high-pressure composite vessels for use in aerospace, transportation, and other industrial applications.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. As noted above, the Company's corporate conversion is retrospectively reflected in these financial statements, as of the earliest period presented.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

As of December 31, 2020 and 2019, the Company expects to collect all balances completely and therefore has not created any allowance for it.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory consists solely of raw materials utilized in the Company's manufacturing and testing processes. The company records impairment reserves against inventory balances as deemed necessary.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $12,497 and $10,843 for the years ended December 31, 2020 and 2019, respectively.

INFINITE COMPOSITES, INC.
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

      I.   Identify the contract with a customer
     II.   Identify the performance obligations in the contract
    III.   Determine the transaction price
    IV.   Allocate the transaction price to the performance obligations in the contract
     V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. The Company is at the beginning stages of its revenue production, and revenue currently consists of design, testing, and prototyping services for various customers. Revenue is recognized as services are rendered or as products are delivered to the customers. The Company also has adopted the right-to-invoice practice expedient and recognizes some revenue for its right to receive payment that directly corresponds with value provide to its customers. Revenue is presented net of returns and discounts.

During the years ended December 31, 2020 and 2019, all of the Company's revenue was derived from design/engineering, testing, and prototyping services.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

Prior to September 9, 2020, the Company was an LLC and the all tax liabilities and benefits were passed through directly to its members. After the Company's corporate conversion, approximately $440,000 in operating losses have been incurred,

INFINITE COMPOSITES, INC.
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $93,000 and the valuation allowance is $93,000 which nets to a deferred tax asset of $0 as of December 31, 2020.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Concentrations

Substantially all of the carbon fiber materials utilized in the Company's products and in its research and development activities are purchased from a single vendor. Impacts to the vendors business or its relationship with the Company could have a detrimental impact on the Company's operations.

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to $15,121 and $595,390 during the years ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. During the fourth quarter of 2021, the Company intends to conduct an equity raise pursuant to Regulation Crowdfunding in order to provide operational capital.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Years Ended December 31, 2020 and 2019 (unaudited)

Note 3 – Property and Equipment

Property and equipment consist of the following at December 31:

	2020	2019
Software	$ 22,675	$ 22,675
Leasehold improvements	6,809	6,809
Product development	3,007	3,007
Furniture and equipment	284,963	271,963
	317,454	304,454
Accumulated depreciation	(295,275)	(291,030)
Property and equipment, net	$ 22,179	$ 13,424

Depreciation expense for the years ended December 31, 2020 and 2019 was $4,246 and $16,483, respectively.

Note 4 – Notes Payable

The Company has various notes outstanding, convertible and conventional, with several third-party investors.

Loans payable consisted of the following principal balances as of December 31:

	2020	2019
Convertible notes payable, 7% interest, maturing December 31, 2021. Convertible at the lesser of 70% of the purchase price, or the quotient of dividing $6.5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $3 million).	$ 1,634,000	$ 1,331,000
Convertible notes payable, 5% interest, maturing October 6, 2022. Convertible at the lesser of 80% of the purchase price, or the quotient of dividing $5 million by the total outstanding shares of the Company immediately before a Qualified Financing (defined as the next series of funding transactions raising gross proceeds of at least $250,000).	100,000	-
US SBA loans, $59,400 maturing May 2050, $10,000 maturing December 2021. Includes PPP loan of $102,700, of which an aggregate $92,700 was forgiven during the current year and $75,000 from the Tulsa Economic Development Commission, of which an aggregate $75,000 was forgiven during the current year.	$ 69,400	$ -
Notes payable, 12% interest, maturing January 2024. Company has been paying monthly interest rates to the three note holders on this note, paying an aggregate $24,000 during 2020.	225,000	200,000.00
Total notes payable	2,028,400	1,531,000
Current portion of notes payable	1,669,000	1,531,000
Notes payable, noncurrent	$ 359,400	$ -

Future minimum principal payments for each of years ended December 31 are as follows:

INFINITE COMPOSITES, INC.
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

2021	$	1,670,960
2022		103,480
2023		3,480
2024		203,480
2025		3,480
Thereafter		43,520
	$	2,028,400

The Company recognized $129,202 and $94,747 in interest expense as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, an aggregate $242,368 and $137,368 of accrued interest is outstanding on the notes.

Of these amounts, two notes totaling $62,500 of principal are outstanding to members of the board of directors of the Company.

Note 5 – Equity

During September 2020, the Company converted from an Oklahoma LLC to a Delaware corporation, authorizing 10 million shares of common stock, par value $0.0001, and 5 million shares of Series A Preferred Stock, par value $0.0001. The conversion is retrospectively reflected in these financial statements The Series A Preferred Stock includes an "accruing dividends" provision, which accrues cumulative dividends, whether or not declared, payable only when declared by the board of directors. Dividends are accrued at 18% on the stated original issue price of $1.00 per share. As of December 31, 2020, and aggregate $113,370 of Series A dividends have been accrued.

At the date of conversion, all outstanding membership units and profit-sharing interests were converted on a one-to-one basis for either preferred stock or common stock, resulting in the issuance of 2,519,328 Series A Preferred shares and 2,470,048 Common shares issued. During 2020, the Company also sold $352,298 common shares to a third-party investor for aggregate proceeds of $20,000. The common share sale agreement also contained an investor rights provision, in which the Company agrees to issue additional shares of common stock for no additional consideration to maintain the purchaser's percentage of fully diluted common stock immediately prior to any future issuances of common stock. As of December 31, 2020, no further common shares have been issued.

Also during 2020, three of the Company's employees forfeited common shares upon departure from the Company, resulting in 65,000 shares returned back to the Company's treasury of authorized but unissued shares.

Note 6 – Leases

The Company rents space for its operations and manufacturing in Tulsa, OK. The current term of the lease is from March 1, 2020 through February 28, 2022. Future minimum payments related to this lease for the years ended December 31 are as follows:

2021	$	69,209
2022		11,918
2023		-
2024		-
2025		-
Total minimum lease payments		81,127

During 2021, the Company's landlord agreed to finance an HVAC repair, in which the Company has agreed to repay by increasing its rent payments by $766 per month from April 2021 through February 2022, which are reflected in the future minimum payment schedules above. If the Company executes its two-year renewal option in March 2022, the landlord has also agreed to reimburse the Company $4,000 of those costs.

INFINITE COMPOSITES, INC.
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 7 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

A novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 8 – Subsequent Events

Management has evaluated subsequent events through October 7, 2021, which is the date these financial statements were available to be issued, identifying the following for disclosure:

During February 2021, the Company issued two additional notes payable for aggregate proceeds of $266,000, subject to the same conversion privileges as the Company's outstanding convertible debt, which closed the Company's convertible debt funding round.

During July 2021, a related and commonly-controlled entity, Infinite Composites CF SPV, LLC, was formed under the laws of the State of Delaware. The Company intends to utilize this entity in conjunction with its anticipated Reg CF equity funding round during the fourth quarter of 2021.

INFINITE COMPOSITES CF SPV, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

July 28, 2021

INFINITE COMPOSITES CF SPV, LLC

Years Ended July 28, 2021

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management & Members of Infinite Composites CF SPV, LLC

We have reviewed the accompanying financial statements of Infinite Composites CF SPV, LLC ("the Company"), which comprise the balance sheet as of July 28, 2021 (inception), and the related statement of operations, statement of changes in members' equity, and statement of cash flows for the one-day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not yet commenced principal operations, has not had any transactional activity, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
October 7, 2021

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INFINITE COMPOSITES CF SPV, LLC
BALANCE SHEET

July 28, 2021 (unaudited)

Assets

	July 28, 2021
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -

Liabilities and Members' Equity (Deficit)

	July 28, 2021
Current liabilities	
Accounts payable	$ -
Total liabilities	-
Members' equity	
Accumulated deficit	-
Total members' equity	-
Total liabilities and members' equity	$ -

See independent accountants' review report and accompanying notes to the financial statements.

-2-

INFINITE COMPOSITES CF SPV, LLC
STATEMENT OF OPERATIONS

Period from July 28, 2021 (inception) through July 28, 2021 (unaudited), one day period

	July 28, 2021
Operating expenses	
General & administrative	-
Salaries & wages	-
Professional fees	-
Total operating expenses	-
Net loss	-

See independent accountants' review report and accompanying notes to the financial statements.

-3-

INFINITE COMPOSITES CF SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

Period from July 28, 2021 (inception) through July 28, 2021 (unaudited)

	Members' Equity	Retained Earnings	Total
Balance, July 28, 2021 (inception)	$ -	$ -	$ -
Contributions from members	-	-	$ -
Net loss	-	-	$ -
Balance, July 28, 2021	-	-	$ -

INFINITE COMPOSITES CF SPV, LLC
STATEMENT OF CASH FLOWS

Period from July 28, 2021 (inception) through July 28, 2021 (unaudited)

	July 28, 2021
Cash flows from operating activities	
Net income	$ -
Net cash used in operating activities	-
Cash flows from financing activities	
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Infinite Composites CF SPV. LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Infinite Composites CF SPV, LLC is a corporation formed on July 28, 2021 under the laws of the State of Delaware, and is headquartered in Tulsa, Oklahoma. The Company was formed to serve as a special purpose funding vehicle to a related-party entity, Infinite Composites, Inc., which seeks to conduct an offering under Regulation CF during the fourth quarter of 2021. As of the date of these financial statements, no transactional activity has taken place within the Company.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

As of July 28, 2021, the Company has no accounts receivable balance and therefore has not created any allowance for it.

Revenue is recognized upon the transfer of control of promised goods or services to customers. The Company has not yet commenced its operations, thus no revenue has been recognized to date.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $nil for the period ended July 28, 2021.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

     I.   Identify the contract with a customer
    II.   Identify the performance obligations in the contract
    III.   Determine the transaction price
    IV.   Allocate the transaction price to the performance obligations in the contract
    V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Income Taxes

The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of Tennessee. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced operations and has had no transactional activity as of the date of these financial statements which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. During the fourth quarter of 2021, the Company intends to conduct an equity raise pursuant to Regulation Crowdfunding in order to provide operational capital.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Members' Equity

The Company's initial date of formation was July 28, 2021, and it has not issued any membership units or finalized an operating agreement with its members. The Company's sole member is its managing member, which is a related-party entity that is controlled by the related-party entity's shareholders. The Company seeks to serve as a special purpose funding vehicle for the related-party entity's Regulation Crowdfunding campaign that is anticipated to be conducted during the fourth quarter of 2021.

Note 4 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

A novel strain of coronavirus (COVID-19) has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. Currently, various strains and variants of the virus are continuing to cause uncertainty across numerous entities and markets. As a result, the Company may experience a negative impact to its future operations or fundraising efforts. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 5 – Subsequent Events

Management has evaluated subsequent events through October 7, 2021, which is the date these financial statements were available to be issued. No events or circumstances have occurred that would require disclosure or adjustment in these financial statements.